Exhibit 20 Press release issued November 15, 2016

For Immediate Release	November 15, 2016

BOWL AMERICA FIRST QUARTER REVENUES UP

Bowl America Incorporated today reported its fiscal 2017 first or “summer” quarter earnings improved to break-even from a loss of $.03 per share in last year’s first quarter. The quarter, a seasonally slow period, was helped by a 3% increase in revenues and decreases in operating expenses.

The Company will pay a regular quarterly dividend of $.17 per share on November 16, 2016 to stockholders of record as of October 18, 2016.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

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BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended
	October 2,	September 27,
	2016	2015
Revenues
Bowling and other	$3,577,379	$3,474,033
Food & mdse sales	1,486,957	1,446,130
	5,064,336	4,920,163
Operating expenses excluding depreciation and amortization	4,863,754	4,958,280
Depreciation and amortization	292,694	336,187
Interest, dividend & other income	93,714	146,528
Interest expense	2,722	-
Loss before tax benefit	(1,120)	(227,776)
Net loss	$(720)	$(148,076)

Comprehensive loss	$(184,719)	$(456,879)
Weighted average shares outstanding	5,160,971	5,160,971

LOSS PER SHARE	(.00)	(.03)

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	10/02/16	09/27/15
ASSETS

Total current assets including cash and short-term investments of $1,057 & $1,489	$2,262	$2,451
Property and investments	28,683	28,285
TOTAL ASSETS	$30,945	$30,736

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,558	$3,086
Other liabilities	2,297	2,010
Stockholders' equity	25,090	25,640
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,945	$30,736

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